SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

Primary Credit Analyst:

Diego H Ocampo, Sao Paulo (55) 11-3039-9769; diego.ocampo@standardandpoors.com

Secondary Contact:

Luciano D Gremone, Buenos Aires (54) 114-891-2143; luciano.gremone@standardandpoors.com

SAO PAULO (Standard & Poor's) Feb. 17, 2016--Standard & Poor's Ratings Services said today that it has taken several rating actions on Brazilian corporations after we lowered our long-term foreign currency issuer credit rating to 'BB' from 'BB+', our local currency ratings to 'BB/B' from 'BBB-/A-3', and our national scale rating to 'brAA-' from 'brAAA' on Brazil (see "Brazil Long-Term Ratings Lowered To 'BB' On Significant Political And Economic Challenges; Outlook Negative," published Feb. 17, 2016). We also revised our assessment on Brazil's transfer & convertibility (T&C) to 'BBB-' from 'BBB'. The T&C assessment reflects the possibility of the sovereign limiting the domestic entities' access to foreign currency, a frequent scenario during currency and sovereign crises.

The global scale ratings (GSRs) refer to both foreign and local currency ratings. Also, in all cases we refer to corporate credit ratings, unless expressly noted that we're referring to issue-level ratings.

Brazil's tightening credit conditions and its lower credit quality pressure the ratings of most of the domestic companies. As such, these companies have been affected in various ways, depending on their business configuration and financial strengths. We have clustered companies in four groups, in accordance to their degree of insulation from the Brazilian economy and their own unique credit profiles.

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

The first group contains companies whose ratings we believe are, and would remain, capped at the sovereign level. Therefore we downgraded the vast majority of these companies to 'BB' with a negative outlook. Some of these companies were already at 'BB', so we have revised their outlooks to negative to reflect the pressure from the sovereign's downgrade. We include in this group all utilities and most of the companies with their asset bases largely located in Brazil, with revenues almost entirely dependent on the domestic economy. These companies' overall credit characteristics would preclude them from honoring their financial obligations under a sovereign default scenario. Also, we lowered most of the national scale ratings (NSRs) on these companies to the sovereign level of 'brAA-' with a negative outlook.

• Ampla Energia e Servicos S.A--We lowered our GSR to 'BB' and NSR to 'brAA-' with a negative outlook.

• Bandeirante Energia S.A.--We lowered our NSR to 'brAA-' with a negative outlook.

• Espirito Santo Centrais Eletricas S.A.—We lowered our GSR to 'BB' and NSR to 'brAA-' with a negative outlook.

• Companhia de Gas de Sao Paulo Comgas.—We lowered our GSR to 'BB' and NSR to 'brAA-' with a negative outlook.

• Companhia de Eletricidade do Estado da Bahia - Coelba—We lowered our GSR to 'BB' and NSR to 'brAA-' with a negative outlook.

• Companhia Energética do Ceará Coelce--We lowered our NSR to 'brAA-' with a negative outlook.

• Companhia Energetica de Pernambuco – Celpe—We lowered our GSR to 'BB' and NSR to 'brAA-' with a negative outlook.

• Companhia Energetica do Rio Grande do Norte – Cosern—We lowered our GSR to 'BB' and NSR to 'brAA-' with a negative outlook.

• Companhia Paulista de Forca e Luz--We lowered our NSR to 'brAA-' with a negative outlook.

• Companhia Piratininga de Forca e Luz--We lowered our NSR to 'brAA-' with a negative outlook.

• CPFL Energia S.A.--We lowered our NSR to 'brAA-' with a negative outlook. • Elektro Eletricidade e Servicos S.A.--We lowered our NSR to 'brAA-' with a negative outlook.

• Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A.-- We affirmed our 'BB' GSR and lowered our NSR to 'brA+' from 'brAA-'.

• Energisa S.A.--We revised our outlook on the 'BB' GSR and the 'brAA-' NSR to negative from positive.

• Energisa Paraiba – Distribuidora de Energia S.A.--We revised our outlook on the 'BB' GSR and 'brAA-' NSR to negative from positive.

• Energisa Sergipe – Distribuidora de Energia S.A.--We revised our outlook on the 'BB' GSR and 'brAA-' NSR to negative from positive.

• Itapebi Geraçao de Energia S.A.--We lowered the issue-level rating to 'brA+' from 'brAA'.

• MRS Logistica S.A.--We lowered our NSR to 'brAA-' with a negative outlook. • NC Energia S.A.--We lowered the issue-level rating to 'brA+' from 'brAA'. • Neoenegia S.A.—We lowered our GSR to 'BB' and NSR to 'brAA-' with a negative outlook.

• RBS TV Comunicacoes S.A. e empresas combinadas—We lowered the GSR to 'BB'

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

with a negative outlook.

• Rio Grande Energia S.A.—We lowered our NSR to 'brAA-' with a negative outlook.

• Termopernambuco S.A.--We lowered the issue-level ratings to 'brA+' from 'brAA'.

• Transmissora Alianca de Energia Eletrica S.A.--We lowered our GSR to 'BB' and NSR to 'brAA-' with a negative outlook.

The second group of companies is also largely exposed to the Brazilian economy but have a superior financial strength either stemming from very low debt levels, very robust cash positions, or their ownership of foreign assets or export-oriented businesses. Depending on their individual strengths, these companies may have a higher rating than the sovereign's foreign currency ratings by one or two notches. The NSRs on some of these companies have been negatively impacted as well, but still remain above those of Brazil.

• Ache Laboratorios Farmaceuticos S.A.--We revised the outlook on the GSR and the NSR to negative from stable, and affirmed them at 'BBB-' and 'brAAA', respectively, reflecting the two notches of insulation from Brazil's foreign currency ratings. Due to Ache's robust liquidity position, negligible debt levels, and resilient operating cash flow generation as core strengths, its GSR is above the sovereign's.

• Braskem S.A.--We affirmed our 'BBB-' GSRs and 'brAAA' NSR. The outlooks on them remain negative, reflecting the two notches of insulation from Brazil's foreign currency rating. Braskem's very robust cash position outside Brazil, resilient cash flow generation and foreign operations should cushion the company from domestic downturns and are the main ratings supporters.

• Gerdau S.A. and Gerdau Ameristeel Corporation --We affirmed our 'BBB-' GSRs and 'brAAA' NSR on Gerdau and its related companies. Both outlooks remain negative, reflecting the potential for a one-notch downgrade due to weak conditions in Brazil's steel markets and stiff competition in the U.S. Gerdau also benefits from a diversified asset base. These factors would allow its ratings to be up to two notches above the GSRs of Brazil. • Globo Comunicacao e Participacoes S.A.--We lowered our GSRs to 'BBB-' from 'BBB'. The outlook remains negative, reflecting the pressure stemming from the lower T&C assessment, which at this point is the main rating constraint. Globo's ratings are capped at Brazil's T&C because the company wouldn't generate enough foreign currency to serve its foreign debts in a scenario of currency controls.

• Hypermarcas S.A.--We affirmed our 'BB+' GSRs and 'brAA+' NSR, and the outlook on both remains stable. In our view, the company continues to benefit from its robust cash position, which recently strengthened from a series of asset sales. These factors are behind its higher ratings than those of Brazil.

• Localiza Rent a Car S.A.--We lowered our GSR to 'BB+' from 'BBB-' and the NSR to 'brAA+' from 'brAAA'. The outlooks remain negative, mirroring that of the sovereign. The one-notch insulation on the GSRs stems from its robust liquidity, manageable short-term debt, and conservative financial leverage, all of which partly compensate for its high exposure to Brazil.

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

We placed the issue-level ratings on CreditWatch with developing implications because we need to apply recovery ratings.

• Lojas Renner S.A.--We revised our outlook on the 'brAA+' NSR to negative, reflecting a downgrade potential following an additional downgrade on the sovereign. Still Renner's ratings remain above Brazil's due mainly to its low leverage.

• Multiplan Empreendimentos Imobiliarios S.A.--We lowered our GSRs to 'BB+' from 'BBB-' and NSR to 'brAA+' from 'brAAA'. The outlooks on both remain negative, mirroring those on the sovereign. We rate Multiplan one notch above Brazil GSR because we believe its robust cash reserves, low debt, and favorable track record in the past sovereign distress scenarios will allow it to continue paying its debt for some time after a sovereign default, but with a weaker cushion than those of higher rated entities.

  We also placed our issue-level ratings on CreditWatch developing because we need to apply recovery ratings.

• Odebrecht Engenharia e Construçao--We lowered our GSR to 'BB+' from 'BBB-' and our NSR to 'brAA+/brA-1' from 'brAAA/brA-1+'. The outlooks on both remain negative, mirroring those on the sovereign. In our view, Odebrecht's sizable cash position, very low debt, and regional footprint act as a cushion from Brazil's weak economy. However, its exposure to contingent and reputational risk, stemming from the corruption investigation, limits rating upside to one notch above those of Brazil.

  We also placed our issue-level ratings on CreditWatch developing because we need to apply recovery ratings.

• Qualicorp S.A.--We affirmed our 'brAA+' NSR and the outlook on it remains stable. In our view, its robust cash position, very low debt levels and resilient product portfolio keep its rating above the sovereign's.

• Raizen Combustiveis S.A. and Raizen Energia S.A.--We lowered our GSRs to 'BBB-' from 'BBB'. We also revised the outlook on the 'brAAA' NSR to negative from stable. We still view Raizen's sugar export business and stand-by credit facilities outside Brazil behind the higher rating than the sovereign's.

• Sao Martinho S.A.--We affirmed our 'BB+' GSR and 'brAA+' NSR, and the outlook on both remains stable. Its sugar exports act as a cushion against weak domestic economy. We continue to assess its maximum rating potential over Brazil's ratings at two notches.

• Telefonica Brasil S.A.--We revised the outlook on our 'brAAA' NSR to negative from stable, mirroring the outlook on the sovereign ratings.

• Ultrapar Participacoes S.A.--We lowered our GSR to 'BB+' from 'BBB-' and our NSR to 'brAA+' from 'brAAA'. The GSRs remain one notch above Brazil's due to the company's robust cash position, low leverage, and relatively stable cash flow generation.

• Votorantim S.A. and Votorantim Cimentos S.A.--We lowered our GSRs on these companies to 'BB+' from 'BBB-' and our NSRs to 'brAA+' from 'brAAA'. The outlooks on both remain negative, mirroring those on the sovereign. We still view Votorantim as partly insulated from Brazil's economy due to the ownership of foreign assets, robust cash position, and stand-by credit facilities. However, the higher rating potential is limited to one notch because the cement operations and banking operations are exposed to Brazil. The latter could create a contingent of high

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

severity under a sovereign distress. We also placed our issue-level ratings on CreditWatch developing because we need to apply recovery ratings.

The third group consists of companies that are less exposed to the Brazilian economy because they have large, geographic diversified businesses or they're strictly exporters. Therefore, most of these companies' ratings could be up to four notches above those of the sovereign. The T&C assessment may pressure some of them.

• Ambev – Companhia de Bebidas das Americas--We lowered our GSR to 'BBB+' from 'A-' and affirmed our 'brAAA' NSR. The outlook on the GSR is negative, reflecting the possibility of a downgrade if the sovereign ratings are lowered again. We continue to consider Ambev's maximum rating potential to be four notches above the sovereign ratings with the limit of two notches above Brazil's T&C assessment. Ambev's geographic diversification, very conservative leverage, and robust cash position are the main drivers of our conclusions.

• BRF S.A.--We affirmed our 'BBB' GSR and 'brAAA' GSR, and the outlook on both remains stable. We don't view BRF's ratings as constrained by Brazil's, thanks to its global footprint, generating about 50% of its consolidated revenues, outside Brazil. We see potential for BRF's rating to reach up to two notches above Brazil's T&C assessment.

• Fibria Celulose S.A.--We affirmed our 'BBB-' GSR and the outlook on it remains stable because its exports insulate its cash flow generation from the Brazilian economy. Still, we need to test Fibria's ability to have a higher rating than Brazil's T&C assessment. If we conclude that the company won't be able to pass a hypothetical T&C stress, we may revise the outlook to negative. We expect to finish the test in the next few weeks.

• JBS S.A.--We affirmed our 'BB+' GSR and 'brAA+' NSR, and the outlook on both remains stable. We believe that JBS's global footprint would help it endure a potential sovereign distress.

• Klabin S.A.--We affirmed our 'BBB-' GSR and 'brAA+' NSR, and both outlooks remain negative. We continue to believe its increasing exposure to international pulp markets and the global demand for its paper products allow its rating to be up to three notches above Brazil's ratings.

• Suzano Papel e Celulose S.A.--We affirmed our 'BB+' GSR and the outlook remains stable. We continue to believe Suzano's ratings can go as high as three notches above Brazil's ratings, absent limitations from T&C.

• Vale S.A.--We affirmed our 'BBB-' GSR and 'brAAA' NSR, and the outlook on both remains negative. We continue to view Vale's ability to have a rating up to four notches above Brazil's ratings with the one-notch limit above Brazil's T&C assessment.

The fourth group of entities consists of government-related entities (GREs), which the government would financially assist if they were to face bankruptcy risks. These entities benefit from additional notches on the basis of support.

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

• Eletrobras –Centrais Eletricas Brasileiras S.A.--We lowered our GSR to 'BB' from 'BB' with a negative outlook and the short-term NSR to 'brA-1' from 'brA-1+', mirroring the rating action on the sovereign, given our assessment that there is an almost certain likelihood of extraordinary government support to Eletrobras, if necessary.

• Petroleo Brasileiro S.A. – Petrobras--We lowered our GSR to 'B+' from 'BB' and NSR to 'brBBB-' from 'brA+', and the outlook on both remains negative. Based on our assessment of a very high likelihood of government support and on Petrobras' 'b-' stand-alone credit profile (SACP), an additional downgrade may follow a downgrade on Brazil's local currency rating or if Petrobras' SACP weakens to 'ccc' or lower.

CreditWatch

We placed the ratings on the following companies on CreditWatch negative because there's at least a 50% chance of a downgrade. We expect to resolve these CreditWatch listings in the next 90 days.

• Andrade Gutierrez Participacoes S.A.—We placed our 'brAA' NSR on CreditWatch, subject to final rating impacts on investees and overall resiliency to a sovereign distress. Companhia Brasileira de Distribuicao—We maintained the 'brAA+' NSR on CreditWatch negative until we resolve the CreditWatch listings on its parent company, Casino GuichardPerrachon & Cie S.A.

• Embraer S.A.--We placed our 'BBB' GSR on CreditWatch negative because we need to test the company's ability to endure potential restrictions on access to foreign currency. If that outcome were to be negative, we would downgrade Embraer by one notch, aligning it with Brazil's T&C assessment. • Iguatemi Empresa de Shopping Centers (IESC)—We placed our 'brAA+' NSR on CreditWatch negative because we estimate there is at least a 50% chance that the company won't pass the stress test in order to have a higher rating than Brazil's local currency rating.

• Natura Cosmeticos S.A.--We placed our 'BBB' GSR and 'brAAA' NSR on CreditWatch negative, reflecting at least a 50% chance of a downgrade if the company won't pass the stress scenario to have a higher rating than Brazil's local currency rating or Brazil's T&C assessment.

Finally, in the next few months we will be testing the ability of the following companies to honor obligations during a sovereign distress. Because their ratings are at the same level of Brazil, we don't foresee rating changes, but we could revise our outlook to negative on companies that don't pass the sovereign stress.

• Algar Telecom S/A;

• Camil Alimentos S.A.;

• Cosan Ltd. and Cosan S.A.;

• Cyrela Brazil Realty S.A. Emprendimentos e Participacoes;

• Diagnosticos de America S.A.;

• Estacio Participacoes S.A.;

• JSL S.A.; • MRV Engenharia e Participacoes S.A.;

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

• Rede DOr Sao Luiz S.A.; and

• Unidas S.A.

We will continue to monitor the overall credit quality evolution for the corporate sector in the country in light of continuing challenging economic and political situation, higher inflation, exchange rate volatility, higher interest rates, reduced debt market access, and low commodity prices. All these factors add downward rating pressure on individual names despite future sovereign rating trajectory.

RELATED CRITERIA AND RESEARCH

• Standard & Poor's National And Regional Scale Mapping Tables, Jan. 19, 2016

• Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

 • Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

• Methodology For Applying Recovery Ratings To National Scale Issue Ratings, Sept. 22, 2014

• Corporate Methodology, Nov. 19, 2013

• Group Rating Methodology, Nov. 19, 2013

• Ratings Above the Sovereign – Corporate and Government Ratings: Methodology and Assumptions, Nov. 19, 2013

• 2008 Corporate Criteria: Rating Each Issue, April, 15, 2008

Related Research

• Brazil Long-Term Ratings Lowered To 'BB' On Significant Political And Economic Challenges; Outlook Negative, Feb. 17, 2016

• Our Latin America Economic Outlook Turns Negative For 2016 On Low Oil Prices And Brazil's Pains, Jan. 29, 2016

RATINGS LIST

Ratings lowered
	To	From
AmBev - Companhia de Bebidas das Americas
Global Scale	BBB+/Negative/--	A-/Negative/--
National Scale	brAAA/Stable/--

Ampla Energia e Servicos S.A
Global Scale	BB/Negative/--	BB+/Negative/--
National Scale	brAA-/Negative/--	brAA/Negative/--

Andrade Gutierrez Participacoes S.A.
National Scale	brAA/Watch Neg/--	brAA/Stable/--

Bandeirante Energia S.A.
National Scale	brAA-/Negative/--	brAA/Negative/--
Espirito Santo Centrais Eletricas S.A.
Global Scale	BB/Negative/--	BB+/Negative/--

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

National Scale	brAA-/Negative/--	brAA/Negative/--

Companhia de Gas de Sao Paulo - Comgas
Global Scale	BB/Negative/--	BB+/Negative/--
National Scale	brAA-/Negative/--	brAA+/Negative/-

Companhia Energetica do Ceara - Coelce
National Scale
brAA-/Negative/brA-1 brAA+/Negative/brA-1

CPFL Energia S.A.
Companhia Paulista de Forca e Luz
Companhia Piratininga de Forca e Luz
Rio Grande Energia S.A.
National Scale	brAA-/Negative/--	brAA/Negative/--

Elektro Eletricidade e Servicos S.A.
National Scale	brAA-/Negative/--	brAA+/Negative/--

Eletrobras-Centrais Eletricas Brasileiras S.A.
Local Currency	BB/Negative/--	BBB-/Negative/--
Foreign Currency
	BB/Negative/--	BB+/Negative/--
National Scale	--/--/brA-1	--/--/brA-1+

Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. Global Scale
BB/Negative/--
National Scale	brA+/Negative/--	brAA-/Negative/--

Energisa S.A.
Energisa Paraiba-Distribuidora de Energia S.A.
Energisa Sergipe-Distribuidora de Energia S.A.
Global Scale	BB/Negative/--	BB/Positive/--
National Scale	brAA-/Negative/--	brAA-/Positive/--

Globo Comunicacao e Participacoes S.A.
Global Scale	BBB-/Negative/--	BBB/Negative/--

Localiza Rent a Car S.A.
Global Scale	BB+/Negative/--	BBB-/Negative/--
National Scale	brAA+/Negative/--	brAAA/Negative/--
Senior Unsecured
	brAA+/Watch Dev	brAAA

MRS Logistica S.A.
Global Scale	BB/Negative/--	BB+/Negative/--
National Scale	brAA-/Negative/--	brAA+/Negative/--

Multiplan Empreendimentos Imobiliarios S.A.
Global Scale	BB+/Negative/--	BBB-/Negative/--

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

National Scale	brAA+/Negative/--	brAAA/Negative/--
Senior Unsecured
	brAA+/Watch Dev	brAAA

Neoenergia S.A.
Companhia de Eletricidade do Estado da Bahia
Companhia Energetica do Rio Grande do Norte
Companhia Energetica de Pernambuco (CELPE)
Global Scale	BB/Negative/--	BB+/Negative/--
National Scale	brAA-/Negative/--	brAA+/Negative/--

Neoenergia S.A.
National Scale	brAA-/Negative/brA-1	brAA+/Negative/brA-1

Itapebi Geracao de Energia S.A.
Subordinated
National Scale	brA+	brAA

Termopernambuco S.A.
Senior Unsecured
National Scale	brA+	brAA

NC Energia S.A.
Senior Unsecured
National Scale	brA+	brAA

Odebrecht Engenharia e Construcao S.A.
Global Scale	BB+/Negative/--	BBB-/Negative/--
Brazilian National Scale
	brAA+/Negative/brA-1	brAAA/Negative/brA-1+
Senior Unsecured	BB+/Watch Dev	BBB-

Petroleo Brasileiro S.A. - Petrobras
Global Scale	B+/Negative/--	BB/Negative/--
National Scale	brBBB-/Negative/--	brA+/Negative/--

Raizen Combustiveis S.A.
Raizen Energia S.A.
Global Scale	BBB-/Negative/--	BBB/Negative/--
National Scale
	brAAA/Negative/--	brAAA/Stable/--

Grupo RBS
Global Scale	BB/Negative/--	BB+/Negative/--

Transmissora Alianca de Energia Eletrica S.A.
Global Scale	BB/Negative/--	BB+/Negative/--
National Scale	brAA-/Negative/brA-1	brAA+/Negative/brA-1

Ultrapar Participacoes S.A.

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

Global Scale	BB+/Negative/--	BBB-/Negative/--
National Scale	brAA+/Negative/--	brAAA/Negative/--

Votorantim S.A.
Global Scale	BB+/Negative/--	BBB-/Negative/--
National Scale	brAA+/Negative/--	brAAA/Negative/--
Senior Unsecured	BB+/Watch Dev	BBB-

Votorantim Cimentos S.A.
Global Scale	BB+/Negative/--	BBB-/Negative/--
Senior Unsecured	BB+/Watch Dev	BBB-

Ratings placed on CreditWatch negative
Embraer S.A.
Global Scale	BBB/Watch Neg/--	BBB/Stable/--

Iguatemi Empresa de Shopping Centers S.A.
National Scale	brAA+/Watch Neg/--	brAA+/Stable/--

Natura Cosmeticos S.A.
Global Scale	BBB/Watch Neg/--	BBB/Negative/--
National Scale	brAAA/Watch Neg/--	brAAA/Stable/--

Outlook revised to negative
Ache Laboratorios Farmaceuticos S.A.
Global Scale	BBB-/Negative/--	BBB-/Stable/--
National Scale	brAAA/Negative/--	brAAA/Stable/--

Telefonica Brasil S.A.
National Scale	brAAA/Negative/--	brAAA/Stable/--

Lojas Renner S.A.
National Scale	brAA+/Negative/--	brAA+/Stable/--

Ratings affirmed

Braskem S.A.
Global Scale	BBB-/Negative/--
National Scale	brAAA/Negative/--

BRF S.A.
Global Scale	BBB/Stable/--
National Scale	brAAA/Stable/--

Companhia Brasileira de Distribuicao
National Scale	brAA+/Watch Neg/--

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

Fibria Celulose S.A.
Global Scale	BBB-/Stable/--

Gerdau S.A.
Global Scale	BBB-/Negative/--
National Scale	brAAA/Negative/--

Gerdau Ameristeel Corp.
Global Scale	BBB-/Negative/--

Hypermarcas S.A.
Global Scale	BB+/Stable/--
National Scale	brAA+/Stable/--

JBS S.A.
Global Scale	BB+/Stable/--
National Scale	brAA+/Stable/--

JBS USA LLC
Global Scale	BB+/Stable/--

Klabin S.A.
Global Scale	BBB-/Negative/--
National Scale	brAA+/Negative/--

Qualicorp S.A.
National Scale	brAA+/Stable/--

Sao Martinho S.A.
Global Scale	BB+/Stable/--
National Scale	brAA+/Stable/--

Suzano Papel e Celulose S.A.
Global Scale	BB+/Stable/--

Vale S.A.
Global Scale	BBB-/Negative/--
National Scale	brAAA/Negative/--

Vale Canada Ltd.
Global Scale	BBB-/Negative/--

Additional Contacts:
Flavia M Bedran, Sao Paulo (55) 11- 3039-9758; flavia.bedran@standardandpoors.com
Renata Lotfi, Sao Paulo (55) 11-3039-9724; renata.lotfi@standardandpoors.com
Luisa Vilhena, Sao Paulo (55) 11-3039-9727; luisa.vilhena@standardandpoors.com
Marcelo Schwarz, CFA, Sao Paulo +55 11 3039 9782; marcelo.schwarz@standardandpoors.com

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Several Rating Actions Taken On Brazilian Corporations Following The Downgrade Of The Sovereign

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.